Exhibit 3.1

Registrar of Companies

Government Administration Building

133 Elgin Avenue

George Town

Grand Cayman

SDCL EDGE Acquisition Corporation (ROC # 371727) (the “Company”)

TAKE NOTICE that by the minutes of the extraordinary general meeting of the Company dated 30 October 2023, the following special resolution was passed:

Proposal No. 1

RESOLVED, as a special resolution, that the Memorandum and Articles be amended by amending Article 50.7, by deleting the words:

“In the event that the Company does not consummate a Business Combination within 24 months from the consummation of the IPO, or such later time as the Members may approve in accordance with the Articles, the Company shall:”; and replacing them with the words:

“In the event that the Company does not consummate a Business Combination by (i) March 2, 2024 or (ii) July 2, 2024, in the event that the Directors resolve by resolutions of the board of Directors, to extend the amount of time to complete a Business Combination for up to four (4)times for an additional one (1) month each time after March 2, 2024, or such later time as the Members may approve in accordance with the Articles, the Company shall:”.

/s/ Simeon Dandie
Simeon Dandie
Corporate Administrator
for and on behalf of
Maples Corporate Services Limited

Dated this 30th day of October 2023